

Mailstop 4561

November 17, 2015

Marc Montagner
Chief Financial Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

     Re: **Endurance International Group Holdings, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Form 10-Q for the Quarterly Period Ended September 30, 2015
               File No. 001-36131

Dear Mr. Montagner:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

1.   We note your discussion of year-over-year growth in adjusted EBITDA and the reasons for such growth in the Overview section of your MD&A. We further note your disclosure of adjusted EBITDA and adjusted net income beginning on page 54 where you discuss the factors that contributed to the year-over-year change in these non-GAAP measures. Tell us how you considered the guidance in Item 10(e)(1)(i)(A) to present a discussion of the most directly comparable financial GAAP measure with equal or greater prominence.

Non-GAAP Financial Measures and Key Metrics, page 51

2.   We note your disclosure on page 52 that the company believes your non-GAAP measures help management and investors gauge your ability to generate cash flow. We further note your discussion of adjusted EBITDA on page 54, where you indicate that highlighting cash collected and cash spent in a given period provides insight to an investor to gauge the overall health of your business. Considering such disclosures, it appears that your measures of adjusted net income and adjusted EBITDA may be both performance and liquidity measures. Please tell us your consideration to also provide a reconciliation of these measures to operating cash flows and in your response, clarify how you contemplated whether the adjustments would require cash settlement. Refer to Item 10(e) of Regulation S-K.

Results of Operations

Income Tax Expense (Benefit), page 67

3.   We note on page 114 that you experienced volatility in your foreign rate differential during 2014. Please tell us your consideration to disclose the impact of changes in foreign earnings on your effective tax rate. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 89

4.   We note that revenue from the sale of a domain name purchased from a third-party registrar is recognized on a gross basis. Please provide us with your analysis that supports gross revenue recognition and specifically address how you considered each of the factors in ASC 605-45-45. In addition, you state that revenue is recognized upon billing as you have no remaining obligations. Please clarify whether the third-party registrar has any further obligations to the subscriber and tell us how you determined who the primary obligor is in these arrangements.

5.   Please clarify for us which of your products or services are subject to refund or cancellation. Also, to the extent material, tell us your consideration to disclose the impact of refunds or cancellations on revenue for each period presented and to include a discussion of your accounting policy for estimating refunds in the Summary of Significant Accounting Policies footnote.

Note 19. Information about Geographic Areas, page 120

6.   We note your disclosure that it is impracticable for you to provide revenue information by geography due to the unavailability of certain geographic information. However, we note in your earnings call held on August 4, 2015 for the period ended June 30, 2015, you discuss the percentage of revenue from international geographies and provide comparative data for the same period in fiscal 2014. Please address the following:

- Tell us your consideration to disclose this information in your financial statement footnotes. Refer to ASC 280-10-50-41; and
- To the extent that the impact of foreign revenues materially impacts trends in your results of operations, please also tell us your consideration to disclose the levels of and mix in international revenues separately from your domestic revenues. Refer to Item 303(a)(3) of Regulation S-K.

7.   In addition, please tell us what consideration you gave to disclosing revenues for each group of similar products or services or tell us why providing the information is impracticable. Please refer to ASC 280-10-50-40.

Form 10-Q for Quarterly Period Ended September 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures and Key Metrics

Average Revenue per Subscriber, page 32

8.   We note your disclosure that the revenue amount used to determine your measure of average revenue per subscriber includes revenue not attributable to subscribers.   Please tell us what consideration was given to quantifying the amount of revenue included in this metric that is not attributable to subscribers so a reader may understand the impact of including such amounts on this metric. Alternatively, please tell us your consideration of providing a measure of average revenue per subscriber that only includes revenue amounts attributable to subscribers.

9.   Please clarify your disclosure on page 32 that "total subscribers for a period reflects adjustments to add or subtract subscribers as we integrate acquisitions and/or are otherwise able to identify subscribers that meet the definition of total subscribers." In this regard, clarify whether the 9% total increase in subscribers attributable to "these adjustments" was due to acquisitions or whether you identified subscribers other than those acquired through business combinations during the period that were previously excluded from the metric. If the latter is true, please also tell us how you considered the

impact of those additional subscribers on previously reported average revenue per subscriber metrics.

10.   Given that acquisitions are a material part of your growth strategy, please tell us what consideration was given to separately quantifying the number of subscribers added due to acquisitions during the reported periods. In this regard, you cite numerous factors that drove the increase in subscribers during the period; however it is unclear how much growth is attributable to acquisitions and/or ongoing operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services